UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the registration statement of Videocon d2h Limited (the “Company”) on Form F-4 (Registration Number 333-201870) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Videocon d2h Limited

Press Release

Videocon d2h re-appoints Ernst & Young LLP, India as internal auditors for Fiscal 2016

Mumbai, June 22, 2015 – The Board of Directors of Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) have approved the re-appointment of Ernst & Young LLP, India (a member of the global network firm of Ernst & Young) for the fiscal year ending March 31, 2016 to support in performing internal audit and testing of internal controls over financial reporting for Videocon d2h.

Ernst & Young LLP, India has served as the internal auditor of the Company since February 16, 2015. Saurabh Dhoot, Executive Chairman of Videocon d2h commented, “The re-appointment of Ernst & Young LLP, India will help ensure that the Company continues to maintain rigorous internal financial and accounting controls and procedures, and produce accurate financial statements on a timely basis, in line with international best practices.”

Jeff Sagansky, Proposed Director, added “Following the NASDAQ listing, the Company has established international best practices for corporate governance and policies, including those pertaining to related party transactions and internal controls, and are pleased that Ernst & Young LLP, India will continue to help us in this area.”

Ashish Pherwani, Partner at Ernst & Young LLP, India quoted “We are happy to partner with Videocon d2h in their journey towards improved practices and controls in an environment of competition and growth.”

Note to Editors: About Videocon d2h

Videocon d2h is India’s fastest growing DTH service provider which offers over 500 channels & services. Videocon d2h also offers 35 “HD” channels. It launched India’s first 4K Ultra HD DTH channel. Videocon d2h offers India’s first 1000 GB High Definition Digital Video Recorder and is the first DTH service provider to offer Radio Frequency Remote Control (available with High Definition Digital Set Top Box with unlimited recording). Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema, weather updates and multiple tickers to transform your TV into a hub of entertainment and knowledge. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratio. Apart from these, it also offers the Active Music service, which includes 41 Audio / Video active music channels, 24 hours a day. In addition, Videocon d2h provides round-the-clock prompt and efficient customer support in nine regional languages in addition to English and Hindi from the dedicated eight customer care centers present in seven locations.

Videocon d2h is the most valued Indian company on the NASDAQ by equity market capitalization as of June 19, 2015 and was the first Indian media company to be listed on the NASDAQ.

Investor relations contact:

India - Nupur Agarwal

nupur.agarwal@d2h.com

US - James Graf

jgraf@geacq.com

PR contact:

Jeff Pryor

jeff@prioritypr.net

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 22, 2015

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Director